FILE NO 333-64124-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

National RMBS Trust 2006-1

Monthly Report as at                                                                               13 Feb 2007

This report is provided pursuant to the “Reports to Noteholders” section of the prospectus dated 23 May 2006.

A definition or description of certain terms used in this report together with a full description of the transaction may be found in the prospectus.

Further information is available to investors on Bloomberg (page reference [NRMBS]). Information in this report and on Bloomberg have been sourced from the same data.

Differences in formatting, calculation and rounding methodology may cause discrepancies between the two sources.

Current Periods and Interest Rates

Determination Date	13 Feb 2007

Payment Date	20 Feb 2007

Interest Period
From (and including)	22 Jan 2007
To (but excluding)	20 Feb 2007
Number of days	29

Collection Period
From start of month	Jan 2007
To end of month	Jan 2007

	Class A Notes		Class B Notes

BBSW	6.3683		6.3683	% pa

Margin	0.1400	% pa	0.1800	% pa

Interest Rate	6.5083	% pa	6.5483	% pa

Noteholder Distribution Summary

	Class A Notes		Class B Notes		Subordination
	Per Note	Aggregate	Per Note	Aggregate	%

Original Face Amount	100,000.0000	1,472,600,000.00	100,000.00	10,400,000.00	0.70%
Beginning Note Balance	100,000.0000	1,118,906,734.71	100,000.00	10,400,000.00	0.92%
Interest Distribution	524.2797	5,785,842.20	520.2759	54,108.69
Principal Distribution	2,543.8852	37,461,254.21	0.0000	0.00
Ending Note Balance	97,456.1148	1,081,445,480.50	100,000.0000	10,400,000.00	0.95%
Less Carryover Principal Chargeoffs	0.0000	0.00	0.0000	0.00
Ending Stated Amount	97,456.1148	1,081,445,480.50	100,000.0000	10,400,000.00	0.95%

Total Distribution	3,068.1649	43,247,096.41	520.2759	54,108.69

Current Note Factor	0.73437829720	0.7343782972	1.000000	1.000000

Principal Distribution Statement

Principal Collections on Housing Loans	39,029,078.20
Issue proceeds of any Redraw Notes to be issued on the Payment Date	0.00
Other Amounts of principal received	0.00

Total Principal Collections		39,029,078.20

Reimbursement of Redraws	1,567,823.99
Principal Draw	0.00
Repay Redraw Note Principal	0.00
Class A Principal	37,461,254.21
Class B Principal	0.00

Total Principal Distribution		39,029,078.20

Interest Distribution Statement

Interest Collections	7,604,019.00
Principal Drawing	0.00
Liquidity Drawing	0.00

Total Available Income		7,604,019.00

Accrued Interest Adjustment	0.00
Expenses	284,759.49
(includes all fees, net interest rate swap payment and other expenses of the Trust)
Reimbursement of previous Liquidity Drawings	0.00
Class A Interest Amount	5,785,842.20
Note Interest Amount for Redraw Notes	0.00
Interest payable under the Liquidity Facility Agreement	0.00
Note Interest Amount for Class B Notes	54,108.69

Excess Available Income available for Distribution		1,479,308.62
(includes reimbursement of Principal Charge-Offs, unreimbursed Principal Drawings and distribution to Residual Income Unit Holder)

Excess Available Income applied to repay Principal Draw		1,479,208.62
Remaining Balance of Principal Draw		24,314.95

Support Facilities (AUD)

Liquidity Facility
Liquidity Facility Limit	11,450,000.00
Amount Drawn	0.00

Historical CPR

2006	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Monthly CPR	29	37	32	33	33	30	40	36	31

Historical Monthly CPR

Delinquency Information as at Month Ending                                              31 Jan 2007

	31-60 Days	61-90 Days	91-120 Days	> 120 days	Foreclosure/
	Past Due	Past Due	Past Due	Past Due	REO	Total

No. of loans	28	7	1	4	6	46
No. of loans (%)	0.43%	0.11%	0.02%	0.06%	0.09%	0.71%
Balance outstanding ($)	5,645,921.69	1,095,192.27	111,429.14	1,037,212.22	1,151,730.68	9,041,486.00
Balance outstanding (%)	0.52%	0.10%	0.01%	0.09%	0.11%	0.83%
Instalment Amount ($)	59,517.28	17,704.92	2,555.25	32,199.77	33,145.71	145,122.93

Historical Delinquencies as a Percentage of Balance Outstanding

	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007	Mar 2007	Apr 2007	May 2007
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

31-60 Days Past Due	0.24	0.36	0.43	0.28	0.26	0.33	0.34	0.52	0.00	0.00	0.00	0.00	0.00
61-90 Days Past Due	0.00	0.03	0.09	0.13	0.08	0.09	0.09	0.10	0.00	0.00	0.00	0.00	0.00
91-120 Days Past Due	0.01	0.01	0.01	0.05	0.02	0.05	0.07	0.01	0.00	0.00	0.00	0.00	0.00
> 120 Days Past Due	0.00	0.00	0.00	0.01	0.06	0.07	0.06	0.09	0.00	0.00	0.00	0.00	0.00
Foreclosure/REO	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.11	0.00	0.00	0.00	0.00	0.00
Total	0.25	0.40	0.53	0.47	0.42	0.54	0.58	0.83	0.00	0.00	0.00	0.00	0.00

Historical Delinquency Information

Loss Data

Month Ended	Jan 2007
	(AUD)	(No Loans)

Losses on Sale of Property	0.00	0
Losses after Mortgage Insurance	0.00	0
Cumulative Losses after Mortgage Insurance	0.00	0
Cumulative Losses After Mortgage Insurance (%)	0.00%	0.00%

Summary and Weighted Average Calculations	At Issue	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007

Total Collateral Balance (AUD)	1,482,533,900.05	1,307,677,582.66	1,263,356,243.11	1,225,222,347.41	1,173,388,657.20	1,128,729,769.63	1,092,878,367.56
Total Number of Loans	8,475	7,570	7,343	7,143	6,872	6,650	6,480
Current Average Loan Balance (AUD)	174,930.25	172,744.73	172,049.06	171,527.70	170,749.22	169,733.80	168,654.07
Maximum Loan Balance (AUD)	573,375.42	573,220.93	573,024.55	573,168.97	573,161.12	571,312.66	571,694.84
Current Weighted Average LVR	52.20%	51.17%	50.95%	50.86%	50.57%	50.43%	50.17%

Weighted Average Loan Rate	6.81%	7.19%	7.19%	7.20%	7.39%	7.41%	7.41%
Weighted Average Term to Maturity (WAM) (months)	321	317	316	315	314	313	312
Weighted Average Seasoning (WAS) (months)	23	26	27	28	29	30	32

Loan Size Distribution as at Month Ending                                                         31 Jan 2007

	Number of	Balance of	Number of	Balance of
Loan Size Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

Loan Size < $50,000	173	5,456,788.99	2.67%	0.50%
$50,000 <Loan Size < $100,000	795	62,680,069.22	12.27%	5.74%
$100,000 <Loan Size < $150,000	2,191	274,242,167.78	33.81%	25.09%
$150,000 <Loan Size < $200,000	1,574	273,367,186.72	24.29%	25.01%
$200,000 <Loan Size < $250,000	849	189,739,343.37	13.10%	17.36%
$250,000 <Loan Size < $300,000	444	121,350,153.55	6.85%	11.10%
$300,000 <Loan Size < $350,000	213	68,197,920.35	3.29%	6.24%
$350,000 <Loan Size < $400,000	128	48,046,346.72	1.98%	4.40%
$400,000 <Loan Size < $450,000	72	30,438,265.98	1.11%	2.79%
$450,000 <Loan Size < $500,000	39	18,262,021.51	0.60%	1.67%
$500,000 <Loan Size < $750,000	2	1,098,103.37	0.03%	0.10%
$750,000 <Loan Size < $1,000,000	—	—	0.00%	0.00%

Total	6,480	1,092,878,367.56	100.00%	100.00%

LVR Distribution as at Month Ending                 31 Jan 2007

	Number of	Balance of	Number of	Balance of
LVR Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

LVR < 50%	3,640	531,302,403.82	56.17%	48.61%
50% < LVR < 55%	509	92,223,616.70	7.85%	8.44%
55% < LVR < 60%	493	95,748,088.43	7.61%	8.76%
60% < LVR < 65%	454	88,945,348.90	7.01%	8.14%
65% < LVR < 70%	482	94,528,605.30	7.44%	8.65%
70% < LVR < 75%	440	86,148,306.62	6.79%	7.88%
75% < LVR < 80%	378	84,325,948.40	5.83%	7.72%
80% < LVR < 85%	29	7,184,638.03	0.45%	0.66%
85% < LVR < 90%	39	8,644,138.56	0.60%	0.79%
90% < LVR < 95%	11	2,645,284.33	0.17%	0.24%
95% < LVR < 100%	3	517,742.36	0.05%	0.05%
LVR > 100%	2	664,246.11	0.03%	0.06%

Total	6,480	1,092,878,367.56	100.00%	100.00%

Mortgage Insurance as at Month Ending            31 Jan 2007

	Number of	Balance of	Number of	Balance of
Mortgage Insurer	Loans	Loans (AUD)	Loans (%)	Loans (%)

Genworth Financial	235	44,051,498.54	3.63%	4.03%
Royal & Sun Alliance	—	—	0.00%	0.00%
CGU Lenders Mortgage Insurance	—	—	0.00%	0.00%
PMI	—	—	0.00%	0.00%
Pool Insurance	6,245	1,048,826,869.02	96.37%	95.97%
Other	—	—	0.00%	0.00%

Total	6,480	1,092,878,367.56	100.00%	100.00%

Geographic Distribution as at Month Ending                31 Jan 2007

	Number of	Balance of	Number of	Balance of
Geographic Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

ACT Inner City	99	16,822,103.83	1.53%	1.54%
ACT Metro	52	9,010,674.39	0.80%	0.82%
ACT Non Metro	1	145,797.66	0.02%	0.01%
NSW Sydney Inner City	8	1,675,188.61	0.12%	0.15%
NSW Sydney Metro	885	186,820,752.23	13.66%	17.09%
NSW Non-Metro	707	116,420,839.53	10.91%	10.65%
QLD Brisbane Inner City	12	1,870,354.43	0.19%	0.17%
QLD Brisbane Metro	635	116,760,431.85	9.80%	10.68%
QLD Non-Metro	625	105,758,525.68	9.65%	9.68%
VIC Melbourne Inner City	38	7,422,419.30	0.59%	0.68%
VIC Melbourne Metro	1,824	292,939,426.54	28.15%	26.80%
VIC Non-Metro	605	82,291,829.20	9.34%	7.53%
WA Perth Inner City	20	3,262,877.47	0.31%	0.30%
WA Perth Metro	335	58,787,837.03	5.17%	5.38%
WA Non-Metro	60	9,947,375.63	0.93%	0.91%
SA Adelaide Inner City	6	941,242.77	0.09%	0.09%
SA Adelaide Metro	315	47,326,899.48	4.86%	4.33%
SA Non-Metro	78	10,270,955.33	1.20%	0.94%
NT Darwin Inner City	40	5,852,890.04	0.62%	0.54%
NT Darwin Metro	—	—	0.00%	0.00%
NT Non-Metro	7	907,340.59	0.11%	0.08%
TAS Hobart Inner City	3	373,843.65	0.05%	0.03%
TAS Hobart Metro	64	9,160,974.33	0.99%	0.84%
TAS Non-Metro	59	7,713,062.38	0.91%	0.71%
Undefined Post Code	2	394,725.61	0.03%	0.04%

Total	6,480	1,092,878,367.56	100.00%	100.00%

Seasoning Analysis – Total Portfolio as at Month Ending          31 Jan 2007

	Number of	Balance of	Number of	Balance of
Seasoning Analysis	Loans	Loans (AUD)	Loans (%)	Loans (%)

Seasoning < 3 months	—	—	0.00%	0.00%
3 months < Seasoning < 6 months	—	—	0.00%	0.00%
6 months < Seasoning < 12 months	—	—	0.00%	0.00%
12 months < Seasoning < 18 months	566	84,310,454.94	8.73%	7.71%
18 months < Seasoning < 24 months	1,806	346,277,278.98	27.87%	31.68%
24 months < Seasoning < 36 months	1,628	271,621,914.88	25.12%	24.85%
36 months < Seasoning < 48 months	1,939	308,666,399.87	29.92%	28.24%
48 months < Seasoning < 60 months	311	53,477,340.29	4.80%	4.89%
Seasoning > 60 months	230	28,524,978.60	3.55%	2.61%

Total	6,480	1,092,878,367.56	100.00%	100.00%

Remaining Loan Term as at Month Ending        31 Jan 2007

	Number of	Balance of	Number of	Balance of
Remaining Loan Term	Loans	Loans (AUD)	Loans (%)	Loans (%)

Term < 5 years	6	374,278.11	0.09%	0.03%
5 years < Term < 10 years	55	4,507,164.00	0.85%	0.41%
10 years < Term < 15 years	125	13,331,951.35	1.93%	1.22%
15 years < Term < 20 years	546	72,692,098.93	8.43%	6.65%
20 years < Term < 25 years	760	115,833,362.10	11.73%	10.60%
25 years < Term < 30 years	4,988	886,139,513.07	76.98%	81.08%
30 years < Term < 35 years	—	—	0.00%	0.00%
Term > 35 years	—	—	0.00%	0.00%

Total	6,480	1,092,878,367.56	100.00%	100.00%

Loan Purpose as at Month Ending                        31 Jan 2007

	Number of	Balance of	Number of	Balance of
Loan Purpose	Loans	Loans (AUD)	Loans (%)	Loans (%)

Purchase	965	170,704,201.44	14.89%	15.62%
Refinance	3,777	627,512,163.87	58.29%	57.42%
Home Improvement	786	125,514,242.76	12.13%	11.48%
Investor	819	147,158,649.07	12.64%	13.47%
Other	133	21,989,110.42	2.05%	2.01%

Total	6,480	1,092,878,367.56	100.00%	100.00%

Loan Type by Interest Rate as at Month Ending            31 Jan 2007

	Number of	Balance of	Number of	Balance of
Loan Type	Loans	Loans (AUD)	Loans (%)	Loans (%)

Variable Rate	5,058	839,759,617.82	78.06%	76.84%
Fixed Rate	1,422	253,118,749.74	21.94%	23.16%

Total	6,480	1,092,878,367.56	100.00%	100.00%

Fixed Rate Term Remaining as at Month Ending         31 Jan 2007

	Number of	Balance of	Number of	Balance of
Remaining Fixed Rate Term	Loans	Loans (AUD)	Loans (%)	Loans (%)

Term < 1 year	570	102,040,412.22	40.08%	40.31%
1 years < Term < 2 years	639	114,773,651.75	44.94%	45.34%
2 years < Term < 3 years	108	17,899,299.32	7.59%	7.07%
3 years < Term < 4 years	86	15,190,204.39	6.05%	6.00%
4 years < Term < 5 years	5	621,256.04	0.35%	0.25%
Term > 5 years	14	2,593,926.02	0.98%	1.02%

Total	1,422	253,118,749.74	100.00%	100.00%

Contact Details

Trust Manager	National Global MBS Manager Pty Ltd

Contacts	Eva Zileli
Manager Securitisation & Funding
National Australia Bank (Melbourne, Australia)
	Phone:	(+613) 8634 8219
	Facsimile:	(+613) 8634 3822
	Email:	Eva.Zileli@nab.com.au

Monthly Report as at          13 Mar 2007

This report is provided pursuant to the “Reports to Noteholders” section of the prospectus dated 23 May 2006.

A definition or description of certain terms used in this report together with a full description of the transaction may be found in the prospectus.

Further information is available to investors on Bloomberg (page reference [NRMBS]). Information in this report and on Bloomberg have been sourced from the same data.

Differences in formatting, calculation and rounding methodology may cause discrepancies between the two sources.

Current Periods and Interest Rates

Determination Date	13 Mar 2007

Payment Date	20 Mar 2007

Interest Period
From (and including)	20 Feb 2007
To (but excluding)	20 Mar 2007
Number of days	28

Collection Period
From start of month	Feb 2007
To end of month	Feb 2007

	Class A Notes		Class B Notes

BBSW	6.3150		6.3150	% pa

Margin	0.1400	% pa	0.1800	% pa

Interest Rate	6.4550	% pa	6.4950	% pa

Noteholder Distribution Summary

	Class A Notes		Class B Notes		Subordination
	Per Note	Aggregate	Per Note	Aggregate	%

Original Face Amount	100,000.0000	1,472,600,000.00	100,000.00	10,400,000.00	0.70%
Beginning Note Balance	100,000.0000	1,081,445,480.50	100,000.00	10,400,000.00	0.95%
Interest Distribution	502.0555	5,355,080.99	498.2466	51,817.64
Principal Distribution	2,100.3942	30,930,405.51	0.0000	0.00
Ending Note Balance	97,899.6058	1,050,515,074.99	100,000.0000	10,400,000.00	0.98%
Less Carryover Principal Chargeoffs	0.0000	0.00	0.0000	0.00
Ending Stated Amount	97,899.6058	1,050,515,074.99	100,000.0000	10,400,000.00	0.98%

Total Distribution	2,602.4497	36,285,486.50	498.2466	51,817.64

Current Note Factor	0.71337435490	0.7133743549	1.000000	1.000000

Principal Distribution Statement

Principal Collections on Housing Loans	32,819,011.76
Issue proceeds of any Redraw Notes to be issued on the Payment Date	0.00
Other Amounts of principal received	0.00

Total Principal Collections		32,819,011.76

Reimbursement of Redraws	1,888,606.25
Principal Draw	0.00
Repay Redraw Note Principal	0.00
Class A Principal	30,930,405.51
Class B Principal	0.00

Total Principal Distribution		32,819,011.76

Interest Distribution Statement

Interest Collections	6,391,215.85
Principal Drawing	0.00
Liquidity Drawing	0.00

Total Available Income		6,391,215.85

Accrued Interest Adjustment	0.00
Expenses	266,167.92
(includes all fees, net interest rate swap payment and other expenses of the Trust)
Reimbursement of previous Liquidity Drawings	0.00
Class A Interest Amount	5,355,080.99
Note Interest Amount for Redraw Notes	0.00
Interest payable under the Liquidity Facility Agreement	0.00
Note Interest Amount for Class B Notes	51,817.64

Excess Available Income available for Distribution		718,149.30
(includes reimbursement of Principal Charge-Offs, unreimbursed Principal Drawings and distribution to Residual Income Unit Holder)

Excess Available Income applied to repay Principal Draw		24,314.95
Remaining Balance of Principal Draw		0.00

Support Facilities (AUD)

Liquidity Facility
Liquidity Facility Limit	11,450,000.00
Amount Drawn	0.00

Historical CPR

2006	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Monthly CPR	29	37	32	33	33	30	40	36	31	28

Historical Monthly CPR

Delinquency Information as at Month Ending        28 Feb 2007

	31-60 Days	61-90 Days	91-120 Days	> 120 days	Foreclosure/
	Past Due	Past Due	Past Due	Past Due	REO	Total

No. of loans	17	10	4	2	6	39
No. of loans (%)	0.27%	0.16%	0.06%	0.03%	0.09%	0.61%
Balance outstanding ($)	3,575,647.16	2,222,051.31	677,042.23	217,255.42	1,153,367.68	7,845,363.80
Balance outstanding (%)	0.34%	0.21%	0.06%	0.02%	0.11%	0.74%
Instalment Amount ($)	32,141.30	37,599.74	15,046.94	8,375.06	35,939.51	129,102.55

Historical Delinquencies as a Percentage of Balance Outstanding

	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007	Mar 2007	Apr 2007	May 2007
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

31-60 Days Past Due	0.24	0.36	0.43	0.28	0.26	0.33	0.34	0.40	0.52	0.00	0.00	0.00	0.00
61-90 Days Past Due	0.00	0.03	0.09	0.13	0.08	0.09	0.09	0.07	0.10	0.00	0.00	0.00	0.00
91-120 Days Past Due	0.01	0.01	0.01	0.05	0.02	0.05	0.07	0.14	0.01	0.00	0.00	0.00	0.00
> 120 Days Past Due	0.00	0.00	0.00	0.01	0.06	0.07	0.06	0.06	0.09	0.00	0.00	0.00	0.00
Foreclosure/REO	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.03	0.11	0.00	0.00	0.00	0.00
Total	0.25	0.40	0.53	0.47	0.42	0.54	0.58	0.70	0.83	0.00	0.00	0.00	0.00

Historical Delinquency Information

Loss Data

	Feb 2007
Month Ended	(AUD)	(No Loans)

Losses on Sale of Property	0.00	0
Losses after Mortgage Insurance	0.00	0
Cumulative Losses after Mortgage Insurance	0.00	0
Cumulative Losses After Mortgage Insurance (%)	0.00%	0.00%

Summary and Weighted Average Calculations	At Issue	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007

Total Collateral Balance (AUD)	1,482,533,900.05	1,263,356,243.11	1,225,222,347.41	1,173,388,657.20	1,128,729,769.63	1,092,878,367.56	1,061,905,933.37
Total Number of Loans	8,475	7,343	7,143	6,872	6,650	6,480	6,320
Current Average Loan Balance (AUD)	174,930.25	172,049.06	171,527.70	170,749.22	169,733.80	168,654.07	168,023.09
Maximum Loan Balance (AUD)	573,375.42	573,024.55	573,168.97	573,161.12	571,312.66	571,694.84	571,485.70
Current Weighted Average LVR	52.20%	50.95%	50.86%	50.57%	50.43%	50.17%	49.84%

Weighted Average Loan Rate	6.81%	7.19%	7.20%	7.39%	7.41%	7.41%	7.41%
Weighted Average Term to Maturity (WAM) (months)	321	316	315	314	313	312	311
Weighted Average Seasoning (WAS) (months)	23	27	28	29	30	32	32

Loan Size Distribution as at Month Ending       28 Feb 2007

	Number of	Balance of	Number of	Balance of
Loan Size Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

Loan Size < $50,000	181	5,441,883.25	2.86%	0.51%
$50,000 <Loan Size < $100,000	792	62,676,975.92	12.53%	5.90%
$100,000 <Loan Size < $150,000	2,118	265,193,902.56	33.51%	24.97%
$150,000 <Loan Size < $200,000	1,533	266,165,357.13	24.26%	25.06%
$200,000 <Loan Size < $250,000	829	185,220,564.75	13.12%	17.44%
$250,000 <Loan Size < $300,000	428	116,941,501.29	6.77%	11.01%
$300,000 <Loan Size < $350,000	211	67,665,116.94	3.34%	6.37%
$350,000 <Loan Size < $400,000	120	45,082,712.27	1.90%	4.25%
$400,000 <Loan Size < $450,000	71	30,046,761.86	1.12%	2.83%
$450,000 <Loan Size < $500,000	35	16,374,575.23	0.55%	1.54%
$500,000 <Loan Size < $750,000	2	1,096,582.17	0.03%	0.10%
$750,000 <Loan Size < $1,000,000	—	—	0.00%	0.00%

Total	6,320	1,061,905,933.37	100.00%	100.00%

LVR Distribution as at Month Ending                 28 Feb 2007

	Number of	Balance of	Number of	Balance of
LVR Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

LVR < 50%	3,605	524,931,481.41	57.04%	49.43%
50% < LVR < 55%	484	88,452,534.47	7.66%	8.33%
55% < LVR < 60%	469	90,484,352.98	7.42%	8.52%
60% < LVR < 65%	450	86,895,104.69	7.12%	8.18%
65% < LVR < 70%	462	91,866,785.69	7.31%	8.65%
70% < LVR < 75%	419	82,259,828.51	6.63%	7.75%
75% < LVR < 80%	356	79,847,465.15	5.63%	7.52%
80% < LVR < 85%	26	6,111,607.79	0.41%	0.58%
85% < LVR < 90%	37	8,244,136.06	0.59%	0.78%
90% < LVR < 95%	9	2,175,232.24	0.14%	0.20%
95% < LVR < 100%	2	389,173.17	0.03%	0.04%
LVR > 100%	1	248,231.21	0.02%	0.02%

Total	6,320	1,061,905,933.37	100.00%	100.00%

Mortgage Insurance as at Month Ending            28 Feb 2007

	Number of	Balance of	Number of	Balance of
Mortgage Insurer	Loans	Loans (AUD)	Loans (%)	Loans (%)

Genworth Financial	232	42,867,783.84	3.67%	4.04%
Royal & Sun Alliance	—	—	0.00%	0.00%
CGU Lenders Mortgage Insurance	—	—	0.00%	0.00%
PMI	—	—	0.00%	0.00%
Pool Insurance	6,088	1,019,038,149.53	96.33%	95.96%
Other	—	—	0.00%	0.00%

Total	6,320	1,061,905,933.37	100.00%	100.00%

Geographic Distribution as at Month Ending    28 Feb 2007

	Number of	Balance of	Number of	Balance of
Geographic Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

ACT Inner City	99	16,796,775.55	1.57%	1.58%
ACT Metro	52	9,022,325.79	0.82%	0.85%
ACT Non Metro	1	145,711.88	0.02%	0.01%
NSW Sydney Inner City	8	1,663,605.17	0.13%	0.16%
NSW Sydney Metro	864	181,832,757.87	13.67%	17.12%
NSW Non-Metro	689	113,251,362.91	10.90%	10.66%
QLD Brisbane Inner City	12	1,869,664.21	0.19%	0.18%
QLD Brisbane Metro	621	113,057,208.87	9.83%	10.65%
QLD Non-Metro	601	101,055,182.02	9.51%	9.52%
VIC Melbourne Inner City	36	7,073,526.78	0.57%	0.67%
VIC Melbourne Metro	1,793	287,347,662.23	28.37%	27.06%
VIC Non-Metro	581	78,526,560.14	9.19%	7.39%
WA Perth Inner City	19	3,116,771.15	0.30%	0.29%
WA Perth Metro	328	57,227,989.14	5.19%	5.39%
WA Non-Metro	58	9,640,365.82	0.92%	0.91%
SA Adelaide Inner City	6	939,343.04	0.09%	0.09%
SA Adelaide Metro	309	46,311,383.91	4.89%	4.36%
SA Non-Metro	78	10,268,430.05	1.23%	0.97%
NT Darwin Inner City	38	5,585,880.06	0.60%	0.53%
NT Darwin Metro	—	—	0.00%	0.00%
NT Non-Metro	7	903,507.59	0.11%	0.09%
TAS Hobart Inner City	3	372,181.21	0.05%	0.04%
TAS Hobart Metro	62	8,932,087.42	0.98%	0.84%
TAS Non-Metro	54	6,772,524.91	0.85%	0.64%
Undefined Post Code	1	193,125.65	0.02%	0.02%

Total	6,320	1,061,905,933.37	100.00%	100.00%

Seasoning Analysis – Total Portfolio as at Month Ending          28 Feb 2007

	Number of	Balance of	Number of	Balance of
Seasoning Analysis	Loans	Loans (AUD)	Loans (%)	Loans (%)

Seasoning < 3 months	—	—	0.00%	0.00%
3 months < Seasoning < 6 months	—	—	0.00%	0.00%
6 months < Seasoning < 12 months	—	—	0.00%	0.00%
12 months < Seasoning < 18 months	340	46,883,237.48	5.38%	4.42%
18 months < Seasoning < 24 months	1,753	330,360,964.30	27.74%	31.11%
24 months < Seasoning < 36 months	1,615	275,612,024.60	25.55%	25.95%
36 months < Seasoning < 48 months	2,043	323,375,132.48	32.33%	30.45%
48 months < Seasoning < 60 months	327	54,837,015.74	5.17%	5.16%
Seasoning > 60 months	242	30,837,558.77	3.83%	2.90%

Total	6,320	1,061,905,933.37	100.00%	100.00%

Remaining Loan Term as at Month Ending        28 Feb 2007

	Number of	Balance of	Number of	Balance of
Remaining Loan Term	Loans	Loans (AUD)	Loans (%)	Loans (%)

Term < 5 years	6	361,829.16	0.09%	0.03%
5 years < Term < 10 years	52	4,298,157.27	0.82%	0.40%
10 years < Term < 15 years	126	13,501,962.47	1.99%	1.27%
15 years < Term < 20 years	544	72,589,209.18	8.61%	6.84%
20 years < Term < 25 years	735	111,681,827.65	11.63%	10.52%
25 years < Term < 30 years	4,857	859,472,947.64	76.85%	80.94%
30 years < Term < 35 years	—	—	0.00%	0.00%
Term > 35 years	—	—	0.00%	0.00%

Total	6,320	1,061,905,933.37	100.00%	100.00%

Loan Purpose as at Month Ending                        28 Feb 2007

	Number of	Balance of	Number of	Balance of
Loan Purpose	Loans	Loans (AUD)	Loans (%)	Loans (%)

Purchase	945	166,254,744.45	14.95%	15.66%
Refinance	3,675	609,374,464.95	58.15%	57.38%
Home Improvement	762	120,011,607.88	12.06%	11.30%
Investor	808	145,004,718.46	12.78%	13.66%
Other	130	21,260,397.63	2.06%	2.00%

Total	6,320	1,061,905,933.37	100.00%	100.00%

Loan Type by Interest Rate as at Month Ending            28 Feb 2007

	Number of	Balance of	Number of	Balance of
Loan Type	Loans	Loans (AUD)	Loans (%)	Loans (%)

Variable Rate	4,948	817,959,947.02	78.29%	77.03%
Fixed Rate	1,372	243,945,986.35	21.71%	22.97%

Total	6,320	1,061,905,933.37	100.00%	100.00%

Fixed Rate Term Remaining as at Month Ending         28 Feb 2007

	Number of	Balance of	Number of	Balance of
Remaining Fixed Rate Term	Loans	Loans (AUD)	Loans (%)	Loans (%)

Term < 1 year	617	112,510,567.76	44.97%	46.12%
1 years < Term < 2 years	549	96,035,472.95	40.01%	39.37%
2 years < Term < 3 years	118	19,953,087.68	8.60%	8.18%
3 years < Term < 4 years	69	12,237,036.29	5.03%	5.02%
4 years < Term < 5 years	5	619,908.26	0.36%	0.25%
Term > 5 years	14	2,589,913.41	1.02%	1.06%

Total	1,372	243,945,986.35	100.00%	100.00%

Contact Details

Trust Manager	National Global MBS Manager Pty Ltd

Contacts	Eva Zileli
Manager Securitisation & Funding
National Australia Bank (Melbourne, Australia)
	Phone:	(+613) 8634 8219
	Facsimile:	(+613) 8634 3822
	Email:	Eva.Zileli@nab.com.au

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 18 April 2007	Name: Brendan T Case
Title: Associate Company Secretary